CIB's Board of Directors' Report
To The Ordinary General Shareholders' Meeting

2004 Overview

In many respects, 2004 was another record year for Commercial International Bank (Egypt) S.A.E. It was a year characterized by solid increase in profitability, driven by a growth in top line revenues and improvements in the quality of assets.

All strategic lines of business contributed to the impressive financial and operational results, thus underscoring our diversified base of quality earnings. The bank's disciplined operating procedures and persistent emphasis on rigorous credit and treasury policies have continued to well serve our bottom line, in an increasingly competitive environment.

It is important to highlight that the progress, which the bank continues to achieve year on year, could not have been possible without the competency and dedication of our staff, to whom the Board of Directors extends its sincere appreciation.

Market Overview (according to the latest available figures by CBE, September 2004)

The market for lending in Egypt slowed down during the nine-month period ending September 2004 recording an increase of 1.86%, compared to a growth of 7.45% recorded during the same comparative period of the previous year. In fact, the September 2004 figures show that the total loans extended by banks in Egypt (excluding interbank loans) stood at L.E 229 billion in local currency lending and at US$ 11 billion in foreign currency lending.

The market for deposits (including government deposits) increased by 10.17% during the nine-month period ending September 2004, compared to a growth of 19.2% recorded the same comparative period during the previous year. Total local currency deposits in September 2004 stood at LE 325.5 billion, while foreign currency deposits reached US$ 25 billion.

During the first nine months of 2004, CIB outperformed the market by achieving accelerated growth rates in its lending and deposits, translating into the most aggressive market share acquisition in lending since June 2001. In fact, our market share in the lending and discounts market (excluding interbank loans) grew from 4.3% to 4.45% during the period under review. We believe that our actual market share of performing loans in Egypt is much higher than the above mentioned, given the relative quality of our gross loan portfolio compared to that of the market's. Our share of the deposits market also grew impressively from 4.6% to reach 4.74% during the same period.

Strong Financial Position

In terms of profitability, the bank achieved a robust earnings' growth in 2004 whereby net profits after tax reached LE 506 million, representing a 23% growth over 2003. The Bank's improved net interest margins and continued strong revenue growth were the major contributors to these results.

Our operating expenses reached LE 767 million, constituting 60% of income for the year 2004 as compared to 59% of income in 2003. This increase marks our continued investment in human capital and IT infrastructure that form the basis of the bank's future growth. The overall results for 2004 depict marked improvements in our efficiency ratios such as return on assets, return on equity and the assets ability to generate revenues as measured by assets turnover.

Total shareholders equity increased by 12% to LE 2.4 billion (before appropriation) by the end of 2004, thereby constituting 9% of total assets. This equity base coupled with a Total Tier Capital ratio of 11.41% further reinforces the bank's solid financial position.

During 2004, the bank continued its successful efforts in maintaining the high asset quality of CIB's loan portfolio by working on decreasing the level of non-performing loans. Emphasis continues to be placed on maintaining a broadly diversified lending portfolio in order to minimize the bank's exposure to any single company or industry. In this respect, the bank managed to decrease the level of non-performing loans to gross loans down to 5.15% in 2004 from 5.5% in the preceding year, coupled with a coverage ratio of 137%.

The board of directors is confident that the bank is both financially and operationally strong and well positioned in the market to meet its challenges.

Business Growth, Branch Expansion and Automation

Our focus on customer servicing was further enhanced during 2004 with the launch of the new unified image for our branches, which has been successfully implemented in the renovation of both the Zamalek and Maadi branches. This new image, which will be gradually introduced to all of CIB's branches during the coming years, was carefully designed to cater for our customers' needs and improve their satisfaction while reducing the cost and time necessary to roll out new branches.



ATMs
250
200
150
100
50
0
94
135
178
213
2001
2002
2003
2004



Branches & Banking Units
100
80
60
40
20
0
73
84
87
93
2001
2002
2003
2004

2004 also witnessed the launch or expansion in several customer centric initiatives namely the first phase of the state of the art "CIB Internet Banking", the impressive growth in the number of ATMs and unmanned branches, and the opening of 12 new branches.

The bank's IT infrastructure is now one of the most sophisticated in North Africa, offering state of the art delivery channels (internet banking, unmanned branches, the largest ATM network among all of Egypt's private sector banks, an IP Call Center, etc.).

The initial stage of our cross border expansion initiatives was launched in 2004, with the opening of three small offices now operating in three sister Arab nations. Two offices operate out of the premises of our strategic partners targeting Egyptian Expatriates' banking business with their home country. The third prsence is a representative office operating out of Dubai, in the United Arab Emirates that targets the promotion of trade finance business, syndicated debt and equity transactions.

Our efforts to build a Small and Medium Enterprise banking business materialized in 2004, with a first group of CIB officers attending a sophisticated and rigorous SME training program. The IT infrastructure for the business is currently under construction, while the operating procedures and manuals have been nearly finalized to the highest standards that CIB is famous for in terms of both conservatism and quality.

Our core corporate banking business witnessed impressive growth during 2004 by achieving the highest climb market share in three years. In fact, our corporate banking loan portfolio totaled LE 11.5 billion in 2004, while our project finance and syndications team continued to lead some of the most prominent transactions during the year.

Retail banking also recorded an excellent results with the number of issued credit and debit cards exceeding 310 thousand marking a growth of 69% over 2003, out of which the number of credit cards reached 131 thousand in December 2004, growing by of 46% over 2003.

Stock Performance

The Board of Directors is proud to report that during the three-year period, 2001 –2004, CIB has added 166% to its shareholders' value, thus outperforming the MSCI – Egypt Financial Index, which gained 135% during the same period. The bank thereby outperformed the financial sector by a factor of 1.23.



Awards & Ratings during 2004

During 2004, CIB continued to receive the prestigious **"Best Bank"** for the eleventh consecutive year from Euromoney. The bank was also awarded Global Finance Magazine's **"Best Bank in Egypt"** for the 7th consecutive year and the **"Best Forex Services Provider"** for the 4th straight year. Major credit rating agencies continued to rate CIB at the country's sovereign ceiling, as they regularly emphasize that the bank's rating is only capped by Egypt's sovereign rating.

Full Year 2004 Financial Highlights

	2004	2003	2002	2001	2000	1999	US$ FY 04 (1)
Common Share Information							
Per Share							
-Earning per share (EPS) (2)	**3.44**	2.81	5.19	5.47	5.24	4.78	**0.56**
-Dividends (DPS)	**2.00**	1.50	3.00	3.75	3.75	3.5	**0.32**
-Book Value (BV/No of Share)	**18.53**	16.54	30.10	28.70	26.95	25.12	**3.04**
Share Price							
- High	**42.25**	49.30	31.92	41.02	55.04	N/A	**6.92**
- Low	**22.66**	22.00	25.48	27.35	28.00	N/A	**3.71**
- Closing	**38.96**	22.02	27.26	27.90	35.39	27.90	**6.39**
Shares Outstanding (millions)	**130**	130	65	65	65	65	**130**
Market Capitalization (millions)	**5,065**	2,863	1,772	1,814	2,300	1,814	**830**
Value Measures							
Price to earnings multiple (P/E)	**11.3**	7.8	5.3	5.1	6.8	5.8	**11.3**
Dividend Yield (Based on closing share price)	**5.1%**	6.8%	11.0%	13.4%	10.6%	12.5%	**5.1%**
Dividend Payout ratio	**58.1%**	53.4%	57.8%	68.6%	71.5%	73.3%	**58.1%**
Market value to book value ratio	**2.10**	1.33	0.91	0.97	1.31	1.11	**2.10**
Financial Results (millions)							
Total Revenue	**1,273**	1,012	931	893	843	689	**206**
Provision for credit Losses -Specific	**224**	200	181	187	75	42	**36**
-General	**32**	23	51	26	21	20	**5**
Total	**257**	222	233	213	96	62	**41**
Non Interest Expense (3)	**503**	343	311	261	248	227	**81**
Net Profits	**506**	413	381	402	385	351	**82**
Financial Measures							
Efficiency Ratio (Cost : Income)	**34.92%**	29.25%	28.74%	24.08%	24.18%	27.16%	**34.92%**
Cost : Income (4)	**39.49%**	33.94%	33.45%	29.26%	29.44%	33.02%	**39.49%**
Return on average Common Equity (2)	**19.63%**	16.98%	17.23%	19.06%	19.45%	19.01%	**19.63%**
Net Interest Margin (NII / average assets)	**2.72%**	2.64%	2.64%	2.49%	2.83%	2.80%	**2.72%**
Net Interest Margin (NII /average interest earning Assets)	**3.10%**	3.00%	3.01%	2.85%	3.23%	3.20%	**3.10%**
Return on average Assets (2)	**1.72%**	1.66%	1.76%	2.02%	2.15%	2.20%	**1.72%**
Return on interest earning assets (2)	**1.82%**	1.72%	1.93%	2.19%	2.34%	2.35%	**1.82%**
Regular workforce headcount	**2,109**	1,760	1,691	1,677	1,540	1,534	**2,109**
Balance Sheet and Off_Balance Sheet information (millions)							
Cash resources and Securities (Non. Govememental)	**10,783**	9,571	6,963	4,177	5,271	4,537	**1,767**
Net Loans and acceptances	**13,394**	12,505	10,919	11,107	10,313	9,842	**2,195**
Total Assets	**27,977**	24,153	19,759	18,601	16,633	15,016	**4,586**
Deposits	**23,979**	20,415	15,815	13,994	11,375	10,187	**3,930**
Common Shareholders equity (5)	**2,409**	2,151	1,956	1,575	1,464	1,367	**395**
Average Assets	**26,065**	21,956	19,180	17,617	15,825	14,144	**4,209**
Average interest earning Assets	**22,897**	19,320	16,827	15,378	13,874	12,402	**3,697**
Average Common Shareholders equity	**2,280**	2,053	1,766	1,519	1,415	1,324	**368**
Balance Sheet Quality Measures							
Common equity to risk-Weighted Assets	**12.71%**	12.71%	13.18%	13.13%	13.58%	13.00%	**12.71%**
Risk-Weighted Assets (billions)	**19**	17	15	14	13	13	**3**
Tier 1 Capital ratio	**10.07%**	10.76%	10.62%	10.30%	10.60%	10.20%	**10.07%**
Total Capital Ratio	**11.41%**	12.08%	11.93%	11.67%	12.03%	11.58%	**11.41%**
Net impaired loans after general allowances (millions)	**(175)**	(106)	(74)	83	3	(228)	**(28)**
Net impaired loans to net loans and acceptance	**-1.31%**	-0.85%	-0.67%	0.75%	0.03%	-2.32%	**-1.31%**

(1) Represents the translation of Egyptian pound financial information into US$ using the rate of December 2004 of $ 0.1639 for balance sheet figures and the average YTD December rate of $ 0.1615 for average balance and income Statements Items
(2) Return after Board remuniration &Employee Profit Sharing deduction
(3) Cost include Operating expenses & Cost of Board remuniration & Employee Profit Sharing deduction
(4) Cost include Board remuniration & Employee Profit Sharing deduction
(5) Common Shareholders Equity Starting 2002 including total Net Profit as per new CBE regulation

Commercial International Bank - Financial Analysis department